UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date September 11, 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By:      /s/ Andi Setiawan

----------------------------------------------------

(Signature)

Andi Setiawan

VP Investor Relations

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to Telkom-1 Satellite's Service Recovery Progress

Forward-Looking Statements

All statements other than statements of historical facts included herein are or may be forward-looking statements. These statements reflect current expectations, beliefs or strategies of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk ("Telkom") regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. More detailed information on the potential risks that could affect Telkom's financial results will be found in the Form 20-F filed on March 24, 2017 with the U.S. Securities and Exchange Commission. Shareholders and investors should not place undue reliance on such forward-looking statements, and Telkom do not undertake any obligation to update publicly or revise any forward-looking statements.

Number: TEL. 160/PR000/COP-I5000000/2017

Jakarta, September 11, 2017

To:

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4, Jakarta

Re: Telkom-1 Satellite's Service Recovery Progress

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/OJK) Regulation No 31/POJK.04/2015 dated December 16, 2015 related to Disclosure of Information and Material Facts for Public Company, we hereby inform you that:

Issuer Name                           : PT Telkom Indonesia (Persero) Tbk

Business Sector                     : Telecommunication

Telephone                               : (+6221) 5215109

Facsimile                                  : (+6221) 5220500

E-mail                                        : investor@telkom.co.id

1	Information or material facts	Telkom-1 Satellite's Service Recovery Progress
2	Date	September 10, 2017
3	Description

PT. Telkom Indonesia (Persero) Tbk (”Telkom”) hereby informs you that on Sunday, September 10, 2017, Telkom has successfully completed connectivity recovery in 15,019 sites of Telkom-1 Satellite customers which consist of 11,574 ATM and 3,445 non-ATM services sites.

The recovery process could be completed smoothly through a very good cooperation with the customers, among others are banking corporations.  The banks have already made official statement with regards to the recovery of their services which were affected by Telkom-1 disruption.

4	The impact of events, information or material facts to operational activities, legal, financial condition or business continuity of issuer	Connectivity services of Telkom-1 Satellite's customers have returned to normal condition.
5	Other information

The recovery mechanism involved 2,195 personnel all over Indonesia that worked 24/7 based on the schedule set by National Crisis Center. With such a structured service recovery system, all the processes were done in organized manner and strictly monitored.

Thank you for your concern.

Best Regards,

/s/ Andi Setiawan

ANDI SETIAWAN

VP Investor Relations

cc:

1. Director of Corporate Financial Assessment of Services Sector, Financial Services Authority (OJK);

2. Indonesia Stock Exchange through IDXnet; and

3. Telkom’s Trustee (PT Bank CIMB Niaga and PT Bank Permata)